

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 12, 2010

William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 Kemet Way
Simpsonville, SC 29681

> **Re: KEMET Corporation**
> **Registration Statement on Form S-3**
> **Filed October 21, 2010**
> **File No. 333-170073**

Dear Mr. Lowe:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Fee Table

1.   We refer to your Current Report on Form 8-K dated November 5, 2010 which indicates that you effected a reverse stock-split. Please update the fee table to reflect the number of shares registered in the offering and revise all other share totals in the registration statement, as appropriate.

Selling Stockholder, page 11

2.   Given the nature and size of the transaction being registered, advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). It is unclear whether the "warrant" transaction is in substance an agreement with the holder of the warrant to

permit it to participate in a subsequent distribution on behalf of the registrant. Please include in your response an analysis that addresses the following:

- The consideration that you received for the issuance of the warrants and how you determined the value of the consideration and the value of the warrants.
- The total number of shares that you may issue to the selling shareholder under all outstanding agreements.
- The total number of shares that may be acquired by the selling shareholder expressed as a percentage of the number of your currently outstanding shares held by non-affiliates.
- A comparison of:
  - the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;
  - the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder; and
  - the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder.
  - The nature of the "certain losses" mentioned at the bottom page 11 for which you are obligated to indemnify the selling shareholder. Also tell us which section of which exhibit governs this indemnification obligation.

Please also provide in your response an analysis of whether you are eligible to conduct a primary offering using Form S-3.

3. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the warrants; and
- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

4.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by the selling shareholder.

5.   Please tell us whether the selling shareholder is a broker-dealer or affiliate of any broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

- the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

- at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Incorporation of Certain Information by Reference, page 20

6.   Please note that Form S-3 Item 12(a)(2) requires incorporation of reference of documents since the end of your last fiscal year, not merely since the date you filed your Form 10-K. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   H. Kurt von Moltke, P.C. – Kirkland & Ellis LLP